EXHIBIT 14.2

FRANKLIN FINANCIAL SERVICES CORPORATION

CODE OF ETHICS APPLICABLE TO SENIOR EXECUTIVES

The Board of Directors of Franklin Financial Services Corporation has adopted this Code of Ethics Applicable to Senior Executives as contemplated by the Sarbanes-Oxley Act of 2002. It is critical to the success of the Company and in the best interests of its stockholders that its employees conduct themselves honestly and ethically. In particular, each senior executive of the Company, including the Chief Executive Officer, the Chief Financial Officer, the principal accounting officer, if not the CFO, the Controller and any other positions performing similar functions in the Company serving in finance, accounting, treasury, tax or investor relations roles (“Senior Executives”), are required to observe the highest standards of ethical business conduct, including strict adherence to this Code and the Company’s Supplemental Code of Business Ethics and Conduct, which this Code supplements. Accordingly, each Senior Executive must comply with the letter and spirit of the following:

•	Each Senior Executive must ensure that all reasonable and necessary steps within his or her areas of responsibility are taken to provide full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with or submits to the Securities and Exchange Commission and in all other regulatory filings. In addition, Senior Executives must provide full, fair, accurate, and understandable information whenever communicating with the Company’s stockholders or the general public.

•	All Senior Executives must conduct Company business in compliance with all applicable federal, state, foreign and local laws, rules and regulations.

•	Senior Executives shall not directly or indirectly take any action to fraudulently influence, coerce, manipulate or mislead the Company’s independent auditors for the purposes of rendering the financial statements of the Company misleading.

•	It is each Senior Executive’s responsibility to notify promptly the Chair of the Audit Committee of the Board of Directors regarding any actual or potential violation of this Code and/or any applicable securities or other laws, rules or regulations by any Senior Executive or of this Code or any other code of conduct of the Company by any employee. Senior Executives may choose to remain anonymous in reporting any possible violation of this Code. All Senior Executives are responsible for ensuring that their own conduct complies with this Code.

•	Anyone who violates the provisions of this Code by engaging in unethical conduct, failing to report conduct potentially violative of this Code or refusing to participate in any investigation of such conduct, will be subject to disciplinary action, up to and including termination of service with the Company. Violations of this Code may also constitute violations of law and may result in civil or criminal penalties for a Senior Executive or the Company.

•	The Board of Directors of the Company shall be responsible for the administration of this Code and shall have the sole authority to amend this Code or grant waivers of its provisions. Waivers will be disclosed as required by the Securities Exchange Act of 1934 and the rules thereunder.